

June 7, 2013

Via E-mail
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 3 to Form 8-K**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012**
> **Filed May 29, 2013**
> **File No. 000-54427**

Dear Mr. Blake:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 8-K filed May 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Capital Resources, page 14

1. We note your response to our comment 3 from our letter dated April 19, 2013. We reissue our comment in part to request further disclosure regarding the underlying reasons for each issuance of the promissory notes totaling $255,128 you received from a related party. Presently, you describe these loans as "…necessary in order to fund non-recurring expenses, such as costs associated with this registration statement." Please revise to describe the use of these proceeds excluding the $105,780 incurred in connection with

your registration statement filed in 2012. As applicable, disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have current or future material impact on the company.

Discussion of Year Ended December 31, 2012, page 16

2. We note your response to comment 5. Please tell us if the workers' compensation costs of $338,604 relate to employees who worked on contract assignments as temporary staff of the company's customers. If these workers' compensation costs are directly attributable to the generation of revenue they should be included in the same line or lines as cash compensation paid to the same employees. In other words, your presentation of gross profit should not exclude these costs. Please advise.

3. You state that workers' compensation costs for the period of May 2012 to May of 2013 were calculated incorrectly and that the difference will be accounted for in the future. It appears that your reported results in 2012 include this error. If so, please tell us how you assessed this misstatement to determine if your financial statements as a whole are materially misstated. Please refer to SAB Topic 1:M and 1:N.

Management, page 17

4. We note your response to comment 6 from our letter dated April 19, 2013 and your revised disclosure that Mr. Blake was self-employed from 2010 to 2012, when Mr. Blake joined the company. Please explain why you previously disclosed in the Form 8-K filed on May 23, 2012 that Mr. Blake was a founding principal of First Rate Staffing Inc. and served as its chief executive officer since its founding. Clarify Mr. Blake's role with First Rate Staffing Inc. and any of its affiliates prior to becoming the sole officer and director of the registrant on May 22, 2012 and from May 22, 2012 until the registrant acquired First Rate Staffing LLC and First Rate Staffing, Inc. on November 13, 2012.

5. Please revise the biographies of your officers and directors to distinguish between their employment with First Rate Staffing LLC or First Rate Staffing, Inc. and their employment with and appointment as officers and directors of the registrant. Specifically disclose when they became officers and directors of the registrant.

Risk Factors, page 21

Shares of common stock in the company may be subject to resale restrictions…, page 27

6. We have considered your response to comment 7 from our comment letter dated April 19, 2013 and are unable to agree that Rule 144 is available for resales of the company's securities absent compliance with Rule 144(i)(2). Please note that Rule 144 is available for the resale of restricted or unrestricted securities that were initially issued by a reporting or non-reporting shell company or an issuer that has been at any time

previously a reporting or non-reporting shell company, <u>only if</u> the following conditions are met:

- The issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company;
- The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934;
- The issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (§249.308 of this chapter); <u>and</u>
- <u>At least one year has elapsed from the time that the issuer filed current Form 10 type information with the Commission reflecting its status as an entity that is not a shell company</u> (emphasis added).

For your guidance, we refer you to the adopting release for Rule 144(i), in which the Commission states, "We have modified the proposal to require at least one year to elapse after Form 10 information is filed with Commission before a security holder can resell any securities of an issuer that was formerly a shell company subject to Rule 144 conditions. We believe that the <u>one-year period is necessary</u> for investor protection given the comments relating to the abuse and micro-cap fraud occurring in connection with the securities of shell companies" (emphasis added). Please refer to SEC Release No. 33-8869 (Dec. 6, 2007), Revisions to Rules 144 and 145, Section II.F.6, available at: http://www.sec.gov/rules/final/2007/33-8869.pdf.

Therefore, as previously requested, please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under "Shares Eligible for Future Sale" on page 35 to discuss Rule 144(i).

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>General</u>

7. Please comply in your Form 10-K with all of the comments issued above on similar disclosure in Amendment No. 3 to Form 8-K filed May 29, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anthony A. Patel, Esq.
        Lee W. Cassidy, Esq.
        Cassidy & Associates